

24000236

ION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49477

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/23__ AND ENDING __12/31/23__
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B. B. GRAHAM + CO. INC

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

FEB 29 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 W Katella Ave.

(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Edwin Graham   714 628-5200   bgraham@bbgraham.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Albert Garcia

(Name – if individual, state last, first, and middle name)

20909 Judah Lane	Newhall	CA	91312
(Address)	(City)	(State)	(Zip Code)

3/1/2016	6235
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Edwin Graham _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B. B. Graham & Company, Inc. _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President/CEO _____

Notary Public _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

B.B. Graham & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of B.B. Graham & Company Inc. as of December 31, 2023, the related statements of income, changes in shareholders' equity, and cash flows for the 2023 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of B.B. Graham & Company Inc. as of December 31, 2023 and the results of its operations and its cash flows for the 2023 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B.B. Graham & Company Inc. My responsibility is to express an opinion on B.B. Graham & Company Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B.B. Graham & Company Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedule I,II,& III has been subjected to audit procedures performed in conjunction with the audit B.B. Graham & Company Inc.'s financial statements. The supplemental information is the responsibility of B.B. Graham & Company Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 26, 2024

I have served as the Company's auditor since 2022.

2

BB Graham & Company, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash

Checking and savings	$ 111.650
Money market	948,979
Total cash	1,060,629
Clearing broker deposit	50,000
Commissions receivable	234,500
Other receivable - allowable	76,301
Other receivable - non allowable	9,976
Prepaid expenses	38,404
Office equipment net of accumulated depreciation of $6,877	-
Total Assets	$ 1,469,810

Liabilities and Shareholder's Equity

Liabilities

Accrued expenses		$ 21,701
Commissions payable		327,779
Commissions payable - long term		225,000
Credit card payable		1,494
Due to secondary broker		3,857
Salary and payroll taxes payable		108,184
Total Liabilities		688,015

Shareholder's Equity

Common stock $1 par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 100	
Paid-in capital	151,900	
Retained earnings	629,795	781,795
Total Liabilities and Shareholder's Equity		$ 1,469,810

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2023

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2022	-	$ 100	$ 151,900	$378,155	$ 530,155
Net Income				251,640	251,640
Capital Distribution					-
Balance, December 31, 2023	-	$ 100	$ 151,900	$629,795	$ 781,795

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Income
For the Year Ended December 31, 2023

Revenue

Commissions	$ 1,049,567
Mutual funds	1,622,634
Insurance	1,836,575
Managed fee income	2,827,148
Interest income	2,088,779
Other income	13,627
Total Revenue	9,438,330

Expenses

Commission expense	5,587,724
Salaries, wages and related expenses	2,333,751
Clearing fees net of reimbursement	(40,719)
Advertising and promotion	50,000
Employee benefits	79,299
FINRA fees	109,000
Insurance expense	207,578
Office expense	64,828
Professional fees	133,174
Rent and storage	288,000
Taxes and licenses	9,820
Technology fees	87,249
Telephone	33,935
Transition assitance	16,642
Travel and entertainment	82,449
All other expenses	103,080
Total Expenses	9,145,810
Income Before Tax Provision	292,520
Income Tax Provision	40,880
Net Income	251,640

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:

Net income	$ 251,640
Changes in operating assets and liabilities:	
Commissions receivable	13,143
Other receivable	(57,393)
Prepaid expenses	(3,605)
Accrued expenses	6,414
Commissions payable	112,742
Commissions payable - long term	225,000
Credit card payable	(6,919)
Due to secondary broker	1,398
Salaries and payroll taxes payable	17,211
Net cash provided by operating activities	559,630
Cash Flows used in Financing Activities:	-
Cash Flows used in Investing Activities	-
Net increase in cash	559,630
Cash - beginning of the year	500,999
Cash - end of the year	$ 1,060,629
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 40,880

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2023

Note 1 – Organization and Nature of Business

B.B. Graham & Company, Inc. (the "Company") has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in California, Florida, Illinois, Oregon, Kansas, Maryland, Minnesota, Nebraska, Nevada, Oklahoma, Pennsylvania, and Texas.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:
- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Private placements of securities
- Broker or dealer selling interests in mortgages or other receivables

Note 2 – Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2021, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2021. Results of reporting periods beginning after January 1, 2021 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2023, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business and are recognized as earned. Securities trades are reported as of trade date.

Leases - in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2021 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2023

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2020 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$234,500	$ 0

Note 5 – Related Party

The Company's sole shareholder purchased an office building and entered into a rent agreement to rent part of the building to the Company at $270,000 annually. For the year 2023 the rent paid to the sole shareholder was $270,000. In addition, the Company paid to the sole owner $18,000 during the year for separate storage space. Also in 2021, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $5,121

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Commitments, contingencies or guarantees.

The Company has no commitments, no contingent liabilities other than the $170,000 referred to in not 8, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2023. Also, as of December 31 2023, here are no customer accounts having any debit balances which present any significant risks nor was management aware of any other significant or material exposure with any other transaction conducted with any other party..

Note 8 - Litigation

The firm has 3 separate arbitration claims pending related to the GWG L- bond product. All 3 arbitrations are scheduled for various times in 2024. One case (Sweeney) is already being negotiated for settlement. Management and our counsel believes we have valid defenses and will be vigorously defending the firm against the claims with our legal counsel proceeding accordingly. Counsel has also recently updated the firm with industry settlement information and indicated that the majority of these claims are settling at 50% of claim or 50 cents on the dollar. Counsel and firm have no reason to believe our exposure would be greater than 50% of the claim amount which would total an estimated $170k or less for all claims. At this time, counsel will continue to try to settle each claim and prepare for arbitration at the same time.

Note 9 – Risks and Uncertainties

As a result of the COVID-19 pandemic, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2023, the Company had net capital of $714,435 which was $668,565 in excess of its required net capital requirement of $45,870. The Company's aggregate indebtedness of $688,015 to net capital was .96 to 1.

Note 11 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal	$ 27,000
State	$ 13,880
	$ 40,880

Note 12 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2023 was $50,000.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3

Note 14 – Leases

The Company rents office space and storage space from a related party on a month to month basis. For 2023, rent expense was $270,000, all of which was paid to a related party (see Note 5).

Note 15 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 26, 2024, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. See also Note 8, Litigation.

BB Graham & Company, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2023

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 781,795
Less - non allowable assets:	
Non allowable portion of accounts receivable	(9,976)
Prepaid expenses	(38,404)
Haircut	(18,980)
Net Capital	$ 714,435

Computation of Net Capital Requirements
Minimum net aggregate indebtedness -

6.67% of net aggregate indebtedness	$ 45,870
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 45,870
Excess Capital	$ 668,565

Net capital less greater of 10% of total aggregate indebtedness or

120% of mimimum net capital requirement	$ 645,633

Computation of Aggregate Indebtedness

Total liabilities	$ 688,015
Contingency	$ 170,000
Total aggregate indebtedness	$ 858,015
Aggregate indebtedness to net capital	1.20

Reconciliation
Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2023)

There are no material differences noted in the Company's net capital computation at December 31, 2023

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and the Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

B.B. Graham & Company, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and the Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) B.B. Graham & Company Inc. in which:

(1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. of 240.15c3-3(k) throughout the period January 1, 2023, through December 31, 2023 without exception, and

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2023 through December 31, 2023 without exception.

B.B. Graham & Company Inc.'s management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B.B. Graham & Company Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 26, 2024

I have served as the Company's auditor since 2022.

B.B. GRAHAM & COMPANY, INC.
EXEMPTION REPORT

B.B. Graham & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 (k): (2) (ii) (the "exemption provisions").

2) The Company met the identified exemption provisions in 17 C.F.R. of 240.15c3-3(k) throughout the period January 1, 2023, through December 31, 2023 without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2023 through December 31, 2023 without exception.

B.B. Graham & Company, Inc.

I, Bruce Edwin Graham affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

President & CEO

January 12, 2024



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by B.B. Graham & Company Inc. and the SIPC, solely to assist you and SIPC in evaluating B.B. Graham & Company Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. B.B. Graham & Company Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on B.B. Graham & Company Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of B.B. Graham & Company Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting
Newhall, California
February 26, 2024

I have served as the Company's auditor since 2022.